Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
June 16, 2009
Via EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Emdeon Inc. Amendment No. 2
Registration Statement on Form S-1 (File No. 333-153451)
Ladies and Gentlemen:
          On behalf of Emdeon Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2008.
          Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from H. Christopher Owings, dated November 21, 2008 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.
          The Company has asked us to convey the following as its responses to the Staff:
General
1.	Please note the updating requirement of Rule 3-12(a) of Regulation S-X. We also remind you to provide an updated consent from the independent registered public accounting firm.
Response to Comment 1

Emdeon Inc.

     The Company has provided updated financial statements and an updated consent from the independent registered public accounting firm.
2.	Please revise the registration statement throughout to avoid overuse of the term “certain.” Please provide the specific details of the matters referenced instead of using the term “certain” as a shorthand reference to other matters.
Response to Comment 2
     The registration statement has been revised in response to the Staff’s comment.
Cover Page of Prospectus
3.	We note your response to comments one and two from our letter dated October 10, 2008. Please disclose the number of shares you plan to register in your next amendment as well as all other information that is not permitted to be omitted pursuant to Rule 430A.
Response to Comment 3
     The Company has informed us that it will disclose the number of shares it plans to register and all other information not permitted to be omitted pursuant to Rule 430A in a subsequent pre-effective amendment as soon as the applicable information is available.
Industry and Market Data, page i
4.	We have reviewed your responses to comments five and six from our letter dated October 10, 2008; however, additional or revised support may be needed for the following statements.
•	Please provide additional support for your belief that 90% of your revenues are generated from transactions where you have a leading market position as it is unclear from your supplemental materials how you made this determination.

•	Please either revise the claim that “the cost of healthcare administration is estimated to be $360 billion in 2008, or 17% of total healthcare expenditures” as a belief or provide additional support for the estimates.

•	Please revise the assertion that “60% of healthcare expenses not collected from individuals at the time of care are estimated to become bad debt for a typical provider” to more closely align with the support provided that a 1% increase in self-pay leads to a 60% increase in bad debt.

•	Please provide additional support for your claim that “due to an increased number of drug prescriptions authorized by providers and an industry-wide shortage of pharmacists, pharmacies and

Emdeon Inc.

pharmacy benefit managers must increasingly be able to efficiently process transactions in order to maximize their productivity and better control prescription drug costs” as the support you provide does not appear to be as broad as the claims you make.
Response to Comment 4
     The Company has revised the registration statement as requested in response to bullets two and three above and has changed the statement referred to in bullet number 4 above to a belief to more closely align the statement with the support previously provided to the Staff. See pages 2, 84 and 85 of Amendment No. 2. The Company has removed the statement referenced in the first bullet from Amendment No. 2.
Prospectus Summary, page 1
Corporate History and Organizational Structure, page 4
5.	We note your response to comment nine from our letter dated October 10, 2008, including the supplemental information regarding the effects of the company’s current credit facilities on the high vote/low vote capital structure. Please add such disclosure to the registration statement so that investors have a clear picture of the reasons for implementing such a structure and the possibility that the structure will not be necessary or desirable in the future.
Response to Comment 5
     The registration statement has been revised in response to the Staff’s comment. Please see page 7 of Amendment No. 2.
Risk Factors, page 16
“We have a substantial amount of indebtedness ...” page 21
6.	We note your response to comment 11 from our letter dated October 10, 2008 as well as the revisions to the risk factors. Please make similar revisions to the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations or provide us with your analysis as to why such disclosure is unnecessary in light of the expanded risk factors.
Response to Comment 6
     The registration statement has been revised in response to the Staff’s comment. Please see pages 76 and 78 of Amendment No. 2.
Unaudited Pro Forma Financial Information, page 45
7.	We note your response to our comment 17 from our letter dated October 10, 2008. You state that some of the factors identified in EITF Topic D-97

Emdeon Inc.

that would be indicative of an investor not being part of a collaborative group existed at the time of the 2008 Transaction. Please provide us a detailed analysis that addresses each factor (independence, risk of ownership, promotion, and subsequent collaboration) with respect to the investor groups that acquired the remaining 48% interest in EBS Master from HLTH. Further, please identify the factors that you believed may refute the presumption that a collaborative group existed at the time of the 2008 Transaction. We may have further comment.
Response to Comment 7
     In response to the Staff’s comment, the Company has provided in Annex A a detailed analysis of each the factors outlined in EITF Topic D-97. After considering all of the factors of EITF Topic D-97, the Company believes that the solicitation of other investors, the presence of “drag-along” rights, the restrictions on the sale of EBS Master Units, and veto rights over certain Company actions are sufficient to enable the Company to sustain the presumption that investors investing in an investee at the same time as, or in reasonable proximity to the time, others invest are part of a collaborative group with the other investors. In addition, the Company asserts that General Atlantic and Hellman & Friedman mutually promoted the 2008 Transaction and they intended and have subsequently collaborated with respect to their investment in the Company.
Unaudited Pro Forma Financial Information, page 45
8.	We note your response to comment 19 from our letter dated October 10, 2008. We reissue a portion of our prior comment to ask that you please expand the notes to your pro forma financial statements to disclose each of the components and related amount you have included in the calculation of the estimated impact of the tax receivable agreements. In this regard, please expand your disclosure to show how you have calculated the adjustment identifying the entity that originally purchased the EBS Master Interest and the related cash savings attributable to that interest.
     Response to Comment 8
     The registration statement has been revised in response to the Staff’s comment. Please see pages 53 - 55 of Amendment No. 2.

Emdeon Inc.

9.	We note your pro forma adjustment (2) on page 49 reflects a liability only for the cash savings attributable to purchases of EBS Master interests that occurred prior to the offering and for cash savings that will be realized in connection with this offering. Please expand your disclosure to quantify the anticipated effect of the tax receivable agreements on future exchanges of EBS Units for shares of common stock.
Response to Comment 9
     The registration statement has been revised in response to the Staff’s comment. Please see pages 53 and 54 of Amendment No. 2.
10.	Please expand note (4)(f) on page 50 to clarify the adjustment in minority interest by illustrating how you calculated the amount and indicating what group held the minority interest.
Response to Comment 10
     The registration statement has been revised in response to the Staff’s comment. Please see page 55 of Amendment No. 2 for note (5)(f) to the unaudited pro forma financial information.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53
Overview, page 53
11.	We note the revised disclosure on pages 53 and 54 related to the development of new products and services and that such products and services are likely to require “substantial expenditures.” Please expand this disclosure here and elsewhere in Management’s Discussion and Analysis of Financial Condition and Results of Operations, as appropriate, to indicate the likely timing and amount of such expenditures as well as the sources of funds likely to be used.
Response to Comment 11
     The registration statement has been revised in response to the Staff’s comment. Please see pages 58 and 59 of Amendment No. 2.
12.	Please provide examples of how changing demographic trends affecting the healthcare industry such as aging and population growth could affect the way you operate your business. For example, please disclose if you expect such changes to increase the number of transactions to be processed, resulting in an increase in revenues offset by increased infrastructure necessary to process additional transactions.
Response to Comment 12

Emdeon Inc.

     The registration statement has been revised in response to the Staff’s comment. Please see page 59 of Amendment No. 2.
Critical Accounting Policies, page 57
13.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and given the significance of goodwill to your total assets, please disclose the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•	Why management selected the income approach as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed, if so, since the prior year highlighting the impact of any changes.
Response to Comment 13
     The registration statement has been revised in response to the Staff’s comment. Please see page 64 of Amendment No. 2.
Year Ended December 31, 2007 Compared to the Period from January 1, 2006 through November 15, 2006 (Predecessor) and the Period from November 16, 2006 through December 31, 2006 (Successor), page 64
14.	We note your response to comment 25 from our letter dated October 10, 2008. Please note it is not appropriate to combine information for successor/predecessor periods and discuss such results irrespective of management’s belief that it is the most meaningful comparison of the results. You should present a discussion of the historical stub periods. Such discussion would focus on the key metrics of the stub period such as margin or expenses as a percentage of revenues. We realize discussion of the stub periods per se would not allow for comparisons to be made between the annual periods. Therefore we would not object to a supplemental analysis and pro forma presentation prepared in accordance with Article 11 of S-X for the year in which the acquisition took place (2006) compared to a pro forma presentation for the immediately preceding year (2005) including the impact of interest, depreciation and amortization directly affected by the 2006 Transaction. The supplemental presentation and discussion should be in addition to the historical discussion of the stub periods with no greater prominence. You should provide disclosure to explain how the pro forma presentation was derived

Emdeon Inc.

and why you believe such presentation to be useful as well as any potential risks associated with using such a presentation.
Response to Comment 14
     The registration statement has been revised in response to the Staff’s comment to remove the presentation and discussion of combined predecessor and successor financial information from the Company’s discussion and analysis of its operating results and financial condition for fiscal year 2006. Please see pages 73-75 of Amendment No. 2.
Executive Compensation, page 103
Compensation Discussion and Analysis, page 103
Annual Cash Bonuses, page 105
15.	We note your response to comment 30 from our letter dated October 10, 2008. Please disclose the reasons that the compensation committee determined to exclude certain amounts from EB1TDA in connection with the calculation of bonuses for the named executive officers.
Response to Comment 15
     The registration statement has been revised in response to the Staff’s comment. Please see page 115 of Amendment No. 2.
Principal and Selling Stockholders, page 114
16.	We note your response to comment 38 from our letter dated October 10, 2008. Please provide us additional information about the amount of securities to be sold by the selling stockholders. We may have further comment.
Response to Comment 16
     The Company has informed us that it will provide additional information about the amount of securities to be sold by the selling stockholders in a subsequent pre-effective amendment as soon as the applicable information is available.
Certain Relationships and Related Transactions, page 119
17.	We note your response to comment 40 from our letter dated October 10, 2008. Please disclose in the registration statement that each of the Fifth Amended and Restated EBS Master LLC Agreement, the Stockholders Agreement, the Tax Receivable Agreements and General Atlantic’s and H&F’s Investment and Use of Proceeds and Indemnification Agreements are not on terms available from third parties.

Emdeon Inc.

Response to Comment 17
     The registration statement has been revised in response to the Staff’s comment. Please see pages 130, 132, 133 and 134 of Amendment No. 2.
Notes to Consolidated Financial Statements, December 31, 2007
Note 1. Organization, page F-7
18.	We note your response to comment 46 from our letter dated October 10, 2008. Please contrast for us the rights, privileges, claim to your assets, and any other settlement terms or economic rights of holders of EBS Units in EBS Master versus a holder of Class B common stock in Emdeon, Inc.
Response to Comment 18
     The Company believes that the rights and privileges afforded to holders of its Class B common stock are substantially similar to the rights and privileges provided to the H&F Continuing LLC Members as holders of EBS Units. The H&F Continuing LLC Members have the right to exchange their EBS Units and Class C Common Stock for Class B Common Stock, on a one-for-one basis, at any time. Therefore, by exercising this exchange right, the H&F Continuing LLC Members would have the same rights, privileges and claims to the Company’s assets as holders of Class B common stock. In addition, except in very limited circumstances, such as a transfer to an affiliate, the H&F Continuing LLC Members have no right to transfer their EBS Units. Therefore, to transfer their interest in the Company and EBS Master to a third party, the H&F Continuing LLC Members must exchange their EBS Units and Class C common stock for Class B common stock.
     The Company acts as managing member of the EBS Master. The H&F Continuing LLC Members are non-managing members of EBS Master and their EBS Units have no voting rights at EBS Master (subject to limited exceptions). Instead the H&F Continuing LLC Members are granted their voting rights at the Company as holders of Class C common stock and will enjoy the same voting rights as holders of Class B common stock because each such class of stock is entitled to ten votes per share. Any other rights afforded to the H&F Continuing Members as holders of EBS Units, such as information rights, will similarly be afforded to the holders of Class B common stock through covenants in the Company’s certificate of incorporation, the Stockholders Agreement and the EBS Master LLC Agreement.
     Finally, as noted in Amendment No. 2, the Company is a holding company with no significant assets or liabilities other than its equity interest in EBS Master. From an economic perspective, this means that holders of Class B common stock will indirectly — through the Company’s direct equity interest in EBS Master — have the same economic interest in EBS Master as the H&F Continuing LLC Members as holders of EBS Units.

Emdeon Inc.

     For these reasons, the Company believes that holders of Class B common stock and the H&F Continuing LLC Members have substantially similar rights and privileges with respect to the Company.
19.	We note your responses to our comments 46 and 47 from our letter dated October 10, 2008. You state the reorganization transactions involve an identical ownership exchange among entities and the economic interests of all parties to the transaction are identical both before and after the reorganization transactions. In this regard, it is still not evident that there is mirror ownership before and after the transaction. We note Annex B where you illustrate the ownership percentage of the H&F Equityholders as a group is the same before and after the transaction however there are several different partnerships comprising H&F Equityholders which are different before and after the reorganization. Explain how you determined there was identical ownership exchange among the entities. Clarify how H&F Harrington AIV I, L.P.’s 11.77% interest in EBS Master before the reorganization is the same as after the reorganization. If ownership in the various H&F partnerships is not identical after the reorganization, please explain your basis for your analogy to FTB 85-5. Further, please tell us the value of the 11.77% interest held by H&F Harrington AIV I, L.P. in EBS Master and explain why the limited partnership would distribute this interest in EBS Master for no consideration.
Response to Comment 19
     The Company has informed us that each of the various partnerships participating in the reorganization transactions is controlled by either General Atlantic or Hellman & Friedman and that each of their respective ownership interests of the Company will not change as a result of the reorganization transactions. Annex B demonstrates that the economic interests of General Atlantic and Hellman & Friedman, respectively, in EBS Master are identical both before and after the reorganization. For this reason, the Company believes that its analogy to FTB 85-5 is appropriate.
     In addition, FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51, notes that changes in a parent’s ownership interest while the parent retains its controlling financial interest shall be accounted for as equity transactions. Therefore, the carrying values of the subsidiary’s assets and liabilities should not be adjusted. The Company believes this guidance further supports their accounting for the reorganization transactions.
     With respect to H&F Harrington AIV I, L.P., it distributed its interest in EBS Master to other entities controlled by Hellman & Friedman for no consideration. Hellman & Friedman’s economic interest was unaffected by the transfer from one controlled partnership to other controlled partnerships.
Note 2. Summary of Significant Accounting Policies, page F-9
Minority Interest, page F-9
20.	We note your response to comment 45 from our letter dated October 10, 2008 regarding the adjustment to paid-in capital to reflect the excess of fair value over predecessor basis of minority interests. Further you note

Emdeon Inc.

HLTH’s 48% ownership from the 2006 Transaction was in a net deficit position as of December 31, 2006 and 2007. Please expand your disclosure to provide a reconciliation of HLTH’s 48% minority interest to the deficit position as of December 31, 2006 and 2007 beginning with its book value attributable to the predecessor of $418,494.
Response to Comment 20
     The Company has informed us that the $418,494 book value attributable to the Predecessor relates to 48% of the Company’s book value immediately prior to the 2006 Transaction. In conjunction with the 2006 Transaction, an affiliate of General Atlantic contributed equity of $320,048, and the Company issued new debt of $925,000. In accordance with EITF 88-16, the fair value of the newly contributed equity was reduced by the excess of fair value of such newly contributed equity over the predecessor basis of equity. Because HLTH contributed no equity in connection with the 2006 Transaction, and as a result, when HLTH’s 48% portion of the $925,000 of new debt was allocated to HLTH’s minority interest account, its balance became ($25,754). The Company accounted for this reduction in equity ($25,754) as being equivalent to a deficit minority interest position. As of the date of the 2006 Transaction, the Company set HLTH’s minority interest balance at zero, and subsequently, the Company’s accounting policy has been to not assign income to the minority interest until such time that this deficit has been recovered by the Company.
     The following is a reconciliation of the deemed deficit minority interest balance from the date of the 2006 Transaction to December 31, 2007:

Excess of Fair Value over Predecessor Basis at November 16, 2006	(25,754)
HLTH Interest in 2006 Successor Period Net Loss	(450)
Contribution from HLTH Corporation to fund compensation related to the 2006 Transaction	3,388
HLTH Interest in 2007 Net Income	15,460
HLTH Interest in 2007 Other Comprehensive Loss	(6,940)

Net Deficit in Deemed Minority Interest at December 31, 2007	(14,296)

     The Company informs us that its view is that the above reconciliation should not be included in the notes to the Company’s financial statement. In support of this view, the Company cites the following reasons:
•	The inclusion of such a tabular reconciliation would be confusing to an investor.
•	The Company is aware of no authoritative literature which requires such a tabular reconciliation.
•	The impact of the deficit minority interest is generally limited to the Successor period 2006 and 2007 financial statements. Upon the consummation of the 2008 Transaction, HLTH is no longer an investor in the Company and there is no longer a deficit minority interest.
Goodwill and Intangible Assets, page F-11
21.	We note your response to comment 48 from our letter dated October 10, 2008. You state you have no contracts with specified terms that equate to the amortization period. Please tell us the terms of the average contract including renewal terms. Further, please tell us over what period the attrition rate was determined, whether there has been any change in the attrition rate since the 2006 Transaction, and if so, the changes in the attrition rate since the 2006 Transaction.
Response to Comment 21
     The Company has informed us that its standard contracts generally have an initial term of three years and automatically renew for successive one year terms thereafter.
     With respect to the attrition rate, the Company has informed us that it was calculated based upon attrition in 2006 of 2005 customer revenue. The attrition rate was reevaluated in 2008 as a component of valuing customer contract intangible assets associated with the 2008 Transaction. The average attrition rate, measured based on attrition in 2007 of 2006 customer revenue, was consistent with the previous analysis.
Note 10. Long-Term Debt, page F-19

Emdeon Inc.

22.	We note your response to comment 53 from our letter dated October 10, 2008. We reissue a portion of our comment to ask that you please disclose the amount of any retained earnings or net income restricted or free of restrictions. Reference is made to Rule 4-08(d)(2) of Regulation S-X.
Response to Comment 22
     The registration statement has been revised in response to the Staff’s comment. Please see page F-23 of Amendment No. 2.
* * * *

Emdeon Inc.

          If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3360 or John C. Kennedy at (212) 373-3025.

Sincerely,

Brett D. Nadritch, Esq.
cc:	Gregory T. Stevens, Esq.
Emdeon Inc.
Michael Kaplan, Esq.
Davis Polk & Wardwell

Annex A
Collaborative Investor Analysis — EITF Topic D-97

Factors Indicating the Investor is Not Part of a Collaborative Group	Response	Considerations for Response

I. Independence

• The investor is substantive. For example, the investor is an entity with substantial capital (that is, comparable to that expected for a substantive business with similar risks and rewards) and other operations. In contrast, an investor that is a special-purpose entity whose only substantive assets or operations are its investment in the investee generally would not be considered substantive.
	TRUE	Each investor (General Atlantic or “GA” and Hellman & Friedman or “H&F”) is a large private equity fund with significant capital.

• The investor is independent of and unaffiliated with all other investors.	TRUE	With the exception of the 2008 Transaction, GA and HF have no other affiliations.

• The investor’s investment in the investee is not contingent upon any other investor making investments in the investee.	TRUE	The Company’s management understands that no investments were contingent on another investor.

• The investor does not have other relationships with any other investor that are material to either investor.	TRUE	The Company’s management understands that neither GA or H&F have any relationship with any other investor that is material to either investor.

II. Risk of Ownership

• The investor is investing at fair value.	TRUE	The 2008 Transaction was completed at fair value as of February 8, 2008.

• The investor invests funds from its own resources.	TRUE	Both GA and H&F made significant capital contributions to fund the 2008 Transaction.

• The investor fully shares with all other investors in the risks and rewards of ownership in the investee in proportion to its class and amount of investment. That is, the investor’s downside risk or upside reward are not limited, and the investor does not receive any other direct or indirect benefits from any other investor as a result of investing in the investee.
	TRUE	Under the EBS Master LLC agreement, profits and losses are generally allocated proportionately and distributions upon liquidation would also generally be proportionate.

• The funds invested by the investor are not directly or indirectly provided or guaranteed by any other investor.	TRUE	None of the amounts invested by GA or H&F were provided by or are subject to any guarantee by the other investor.

• The investor is at risk only for its own investment in the investee and not another’s investment in the investee. That is, the investor is not providing or guaranteeing any part of another investor’s investment in the investee.
	TRUE	None of the amounts invested by GA or H&F were provided by or are subject to any guarantee by the other investor.

III. Promotion

• The investor did not solicit other parties to invest in the investee.	FALSE	It is the Company’s management’s understanding that GA and H&F each solicited the other party to invest in EBS.

IV. Subsequent Collaboration

• The investor is free to exercise its voting rights in any and all shareholder votes.	TRUE	There are no restrictions on the ability of the investors to exercise their voting rights in any or all shareholder votes.

• The investor does not have disproportionate or special rights that other investors do not have, such as a guaranteed seat(s) on the investee’s board, required supermajority voting rights for major or significant corporate decisions, guaranteed consent rights over corporate actions, guaranteed or specified returns, and so forth.
	TRUE	Article III of the EBS Master LLC agreement provides each investor with one vote for each unit held (i.e. proportionate). Article VI of the EBS Master LLC agreement provides GA and H&F the right to appoint 3 directors and 2 directors, respectively to the Company’s board of directors. Each of the GA and H&F investors also have a veto right (i.e. require the consent of the other investor groups) in cases of (i) a sale or liquidation of EBS Master, (ii) the issuance of EBS Units, (iii) acquisitions with aggregate consideration in excess of $100 million, or (iv) the incurrence of indebtedness above certain thresholds. There are no special or disportionate rights to either investor.

• The investor’s ability to sell its investee shares is not restricted, except as provided by the securities laws or by what is reasonable and customary in individually negotiated investment transactions for closely held companies (for example, a right of first refusal held by the investee on the investor’s shares in the event of a bona fide offer from a third party).
	FALSE	Under Article IX of the LLC agreement, the transfer of LLC interests are prohibited without approval of the other investor for two years. After two years, any sale is subject to a right of first offer as well as certain “tag-along” and “drag-along” rights. The “tag-along” rights provide the GA and H&F investors each the option to proportionately participate in a sale of shares by the other investor. The “drag-along” rights provide GA and HF acting jointly the right to sell the Company and compel any other unit holders to sell their units under the same terms and in the same proportion as the GA and H&F investors. The effect of these rights is to further limit the sale of each investor group’s interest in EBS Master and the respective rewards of ownership associated with those interests.

Annex B

		A	B	C	D	C x D and B x D=E	F=A + E
	Pre Reorganization	Post Reorganization
		After Reorganziation	GA Fund	H&F Fund	Emdeon Inc.		Total Direct and
	Direct Ownership	H&F Direct Ownership	Ownership in	Ownership in	Direct Ownership in	Indirect Ownership	Indirect Ownership
	in EBS Master	in EBS Master	Emdeon Inc.	Emdeon Inc.	EBS Master	in EBS Master	in EBS Master

H&F Capital Associates VI, LP	0.01%
H&F Capital Executives VI, LP	0.10%
HFCP VI Domestic AIV, LP	22.35%
H&F Harrington AIV I, LP	11.77%

H&F Funds	34.23%	22.58%		15.05%	77.42%	11.65%	34.23%

EBS Acquisition LLC (Emdeon Inc.)	52.00%		84.95%		77.42%	65.77%	65.77%
EBS Acquisition II LLC	13.77%

	65.77%